Asset Entities Inc.

100 Crescent Ct, 7th Floor

Dallas, TX 75201

September 2, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mitchell Austin

Morgan Youngwood

Stephen Krikorian

Jan Woo

Re:	Asset Entities Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted August 17, 2022

CIK No. 0001920406

Ladies and Gentlemen:

We hereby submit the responses of Asset Entities Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated August 29, 2022, providing the Staff’s comments with respect to the Company’s amended Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to DRS on Form S-1 submitted August 17, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Comparison of the Three Months Ended June 30, 2022 and 2021, page 33

1.	We note that your revenues decreased 55.9% from $181,041 for the three months ended June 30, 2021 to $72,664 for the three months ended June 30, 2022 and that this decrease was primarily due to a decrease in subscription revenue. Please revise to further explain the reasons for this decrease. For example, please disclose your number of paying subscribers for each of these periods and clarify whether there have been any changes to the prices of your subscription offerings.

Response: We have revised the disclosure to further explain the reasons for the decrease in revenues for the three months ended June 30, 2022 compared to the three months ended June 30, 2021, including the number of paying subscribers for each of these periods, and clarified that there were no material changes to the Company’s subscription fees structure between these periods.

General

2.	We note your responses to prior comments 4 and 5. We continue to believe that, based on the information provided, the services provided by the company may cause the company to meet the definition of “investment adviser” in the Investment Advisers Act of 1940 (the “Advisers Act”). In particular, we believe that certain of the content on the company’s Discord servers, such as trading diaries posted by company personnel, and other content available on its social media, may constitute investment advice. We also reiterate that, in general, disclaimers do not change the character of the advice provided for Advisers Act purposes. Accordingly, please revise statements in the registration statement that such content is not investment advice and that the company is not an “investment adviser” (see, e.g., page 11 and page 17). Please also consider making corresponding changes to the disclaimers and disclosures on the company’s Discord servers and elsewhere.

Response: We have revised or removed all statements in the Registration Statement that the services and content provided by the Company is not investment advice and that the Company is not an “investment adviser” under the Advisers Act. We have made corresponding changes to the disclaimers and disclosures on the Company’s Discord and other social media platforms.

3.	We acknowledge the company’s position that the company may be able to rely on the “publisher’s exclusion” contained in the Advisers Act. Please note that whether the company can rely on such exclusion will be a facts-and-circumstances analysis. This analysis – as well as the determination of whether the company is an “investment adviser” – will be informed not only by the content and services available to paid subscribers on the company’s Discord servers, but also on the content and services available to free subscribers on such servers, as well as information and services provided on social media and elsewhere, in each case whether by the company itself or by its agents.

Response: We acknowledge the Staff’s comment, and have revised the Registration Statement accordingly.

4.	Please revise the risk factors on page 17, and elsewhere, as follows:

●	Please refer to the possibility of registration as an investment adviser in one or more states, and not solely the SEC.

●	Please revise references to investment adviser registration as being “burdensome” and, instead, describe, in as much detail as is appropriate, how such registration may impact the company’s operations or business model.

Response: We have revised the Registration Statement as requested by the Staff.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (860) 912-9966 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Asset Entities Inc.

By:	/s/ Arshia Sarkhani
Arshia Sarkhani
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.

3